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                                                                   EXHIBIT 12(b)

                           BANK OF BOSTON CORPORATION
         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES


                       (Including Interest on Deposits)


The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the five years ended December 31, 1993 were as follows:

                                                                                 Years Ended December 31,
                                                    ----------------------------------------------------------------------------
(Dollars in thousands)
                                                          1993            1992             1991             1990            1989
                                                    ----------      ----------       ----------       ----------      ----------
Net  income (loss)                                 $   299,026     $   278,881      $  (113,155)     $  (468,248)    $   138,114
Extraordinary items, net of tax                                        (72,968)          (7,758)         (43,649)
Cumulative effect of changes in
 accounting principles, net of tax                     (24,203)
Income tax expense (benefit)                           214,683         152,781          (57,990)           2,579          84,951
                                                    ----------      ----------       ----------       ----------      ----------
   Pretax earnings (loss)                              489,506         358,694         (178,903)        (509,318)        223,065
                                                    ----------      ----------       ----------       ----------      ----------

Fixed charges:
   Portion of rental expense
   (net of sublease rental income)
   which approximates the interest
   factor                                               27,063          28,159           30,370           38,747          35,482

Interest on borrowed funds                           1,719,111       1,029,054          608,552        1,229,816       1,953,723

Interest on deposits                                 3,856,025       2,771,873        2,731,559        3,236,691       3,357,336
                                                    ----------      ----------       ----------       ----------      ----------

        Total fixed charges                          5,602,199       3,829,086        3,370,481        4,505,254       5,346,541
                                                    ----------      ----------       ----------       ----------      ----------

Earnings (for ratio calculation)                   $ 6,091,705     $ 4,187,780      $ 3,191,578      $ 3,995,936     $ 5,569,606
                                                    ==========      ==========       ==========       ==========      ==========

Total fixed charges                                $ 5,602,199     $ 3,829,086      $ 3,370,481      $ 4,505,254     $ 5,346,541
                                                    ==========      ==========       ==========       ==========      ==========

Ratio of earnings to fixed charges                        1.09            1.09              .95              .89            1.04
                                                    ==========      ==========       ==========       ==========      ==========
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For purposes of computing the consolidated ratio of earnings to fixed charges
"earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges.  "Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases.